Mail Stop 3720

      							March 13, 2006


Thomas L. Schilling
Chief Financial Officer
USA Mobility, Inc.
6677 Richmond Highway
Alexandria, VA 22306

Re:  	USA Mobility, Inc.
      Item 4.02 Form 8-K
      Filed March 10, 2006
      File No. 000-51027

Dear Mr. Schilling:

      We have reviewed your filing and have the following comments.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note that you intend to file restated financial statements.
Please tell us when you will file them.

2. With regard to control deficiencies identified, please tell us what steps the company has taken, or plans to take, to address your control deficiencies, as well as the timing involved.

*    *    *    *

       Please respond to these comments, via EDGAR, within five business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.
	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Kenya Wright Gumbs at
(202) 551-3373.

								Sincerely,



      Robert S. Littlepage			Accountant Branch Chief



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Thomas L. Schilling
USA Mobility, Inc.
March 13, 2006
Page 1